UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Chris Navalta
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
2018 SECOND QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – July 25, 2018 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced its financial results for the second quarter ended June 30, 2018.

Second Quarter 2018:
•	Total Revenue: $468 million, a 2 percent increase year over year
•	Deferred Revenues: $1,158 million, a 9 percent increase year over year
•	GAAP Operating Income: $224 million, representing 48 percent of revenues
•	Non-GAAP Operating Income: $247 million, representing 53 percent of revenues
•	GAAP EPS: $1.24, a 10 percent increase year over year
•	Non-GAAP EPS: $1.37, an 8 percent increase year over year

“We are pleased with our second quarter results and the progress in our initiatives we have achieved to date.  Revenues for the quarter were towards the top of our guidance while EPS over the top,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “Every major enterprise today is faced with overwhelming threats from cyberattacks. We believe that Check Point Infinity is the only platform that is focused on full prevention of Gen V attacks across the entire threat landscape, including cloud and mobile.” Shwed concluded.

Financial Highlights for the Second Quarter of 2018:
•	Total Revenue: $468 million compared to $459 million in the second quarter of 2017, a 2 percent increase year over year.
•	GAAP Operating Income: $224 million compared to $222 million in the second quarter of 2017, representing 48 percent of revenues in the second quarter of 2018 and 2017.
•	Non-GAAP Operating Income: $247 million compared to $248 million in the second quarter of 2017, representing 53 percent and 54 percent of revenues in the second quarter of 2018 and 2017, respectively.
•	GAAP Taxes on Income: $43 million compared to $45 million in the second quarter of 2017.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $198 million compared to $188 million in the second quarter of 2017. GAAP earnings per diluted share were $1.24 compared to $1.12 in the second quarter of 2017, a 10 percent increase year over year.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $218 million compared to $212 million in the second quarter of 2017.  Non-GAAP earnings per diluted share were $1.37 compared to $1.26 in the second quarter of 2017, an 8 percent increase year over year.

•	Deferred Revenues: As of June 30, 2018, deferred revenues were $1,158 million compared to $1,065 million as of June 30, 2017, a 9 percent increase year over year.
•      Cash Flow: Cash flow from operations of $213 million compared to $226 million in the second quarter of 2017. Year over year, currency-hedging transactions had a $25 million effect on our cash flow from operations with minimal impact on our financial income as intended. This quarter includes excess payments related to our currency hedging transactions in an amount of $14 million compared to $11 million of income in the second quarter of 2017.

©2018 Check Point Software Technologies Ltd. All rights reserved         |         P.   2

•	Cash Balances, Marketable Securities and Short Term Deposits: $4,042 million as of June 30, 2018, compared to $3,806 million as of June 30, 2017.
•	Share Repurchase Program: During the second quarter of 2018 we purchased approximately 2.5 million shares at a total cost of approximately $250 million.
•
100% Increase in the Share Repurchase Program: Today, we announced a 100 percent increase to the share repurchase program.  Under the updated plan, $2 billion is allocated for share repurchase, compared to $1 billion in the previous program, with purchases of up to $325 million a quarter, compared to $250 million in the previous program.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Second Quarter Highlights:
•
Check Point a “Leader in End Point Security Suites”:  In the Forrester Research report, Check Point’s SandBlast Agent Complete Endpoint Protection earned the highest possible scores across a majority of the evaluation criteria that included Malware Prevention, Data Security, Mobile Security, External Integrations, and Product Support criteria, as well as Corporate Vision and Focus.

•
Check Point’s ZoneAlarm Anti-Ransomware Earns “Editor’s Choice” from PC magazine Once Again: Check Point ZoneAlarm endpoint security blocks ransomware attacks and has received this quarter the top award from PC magazine.  The anti-ransomware functionality can work within the ZoneAlarm full suite or in conjunction with other antivirus solutions.

•
97 Percent of Organizations Are Unprepared for Gen V Attacks: Check Point’s newly published 2018 security report provides a clear overview of a threat landscape where 5th Generation cyberattacks are becoming more and more frequent. A key finding from the report is that over 300 mobile apps in trusted, reputable app stores are infected with malware, while cloud threats, crypto-mining attacks and IoT device vulnerabilities are on the rise.

Check Point’s Research Team https://research.checkpoint.com exposes vulnerabilities and attacks to ensure our customers have the highest levels of prevention and protection.  In the second quarter, our publications included the following:

•
Remote Code Execution Vulnerability on LG Smartphones: Check Point Research discovered two vulnerabilities that reside in the default keyboard on all mainstream LG smartphone models. Both vulnerabilities could have been used to remotely execute code with elevated privileges on LG mobile devices by manipulating the keyboard updating process, act as a keylogger and thereby compromise the users’ privacy and authentication details.

•
SiliVaccine: Inside North Korea’s Anti-Virus: In an exclusive piece of research, Check Point Researchers carried out a revealing investigation into North Korea’s home-grown anti-virus software, SiliVaccine. One of several interesting factors is that a key component of SiliVaccine’s code is a direct copy of one of Trend Micro’s software components.

•
Necurs is Back, Just in Time for Easter: Necurs, considered to be the world’s largest botnet, was previously used to distribute several malware families such as the Locky and Jaff ransomware. Check Point researchers picked up new activity from Necurs that showed the infamous botnet is back once again and is spreading QuantLoader malware through email attachments.

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•
Return of the Festi Rootkit: After the author of the Festi Rootkit was arrested in 2012, his once popular lay dormant – until Check Point researchers noticed it was again active and back in the wild, distributed mainly by the RIG exploit kit. The new variants of Festi are accompanied by a tricky new dropper that masquerades as an Adobe Flash Player update in order to elevate privileges.

•
Uncovering Drupalgeddon 2: Drupal, the open-source content management system (CMS) that is used by more than one million sites around the world (including governments, e-retail, enterprise organizations, financial institutions and more), published a highly critical vulnerability, nicknamed Drupalgeddon2, that allowed an unauthenticated attacker to perform remote code execution on default or common Drupal installations. Details of the vulnerability were not available to the public, however, until Check Point Research expanded upon this vulnerability and revealed exactly how it works.

•
A New Phishing Kit on the Dark Net: Check Point Research discovered the next generation in phishing kits, currently being advertised on the Dark Net. Unlike previous kits that are primarily composed of just one or two pages to collect personal or financial data, this new and advanced phishing kit offered much more in order to create a more convincing fake site.

•
NTLM Credentials Theft via PDF Files: Just a few days after it was reported that malicious actors can exploit vulnerabilities in MS outlook using OLE to steal a Windows user’s NTLM hashes, the Check Point Research team revealed that NTLM hash leaks can also be achieved via PDF files with no user interaction or exploitation.

•
Telegram, Cyber Crime’s Channel of Choice: Threat actors no longer need to use the Dark Net to communicate and promote their malicious plans and tools. Instead, they have shifted to new channels, such as the popular mobile messaging app, Telegram, to evade authorities. Check Point Research reveals how it works.

•
GlanceLove: Spying Under the Cover of the World Cup: Check Point researchers got hold of samples of the mobile malware, dubbed ‘GlanceLove’ that had been used by the Hamas terrorist organization to target Israeli military personnel under the guise of a World Cup scheduling app. The malware recorded the infected victims’ phonecalls, tracked their GPS location, stole photos, SMS messages and contact lists and took photos of the victim’s surroundings.

•
Cryptomining Malware Targeting Unpatched Server Vulnerabilities: With the emerging threat of miners and the rise of cryptocurrencies that have taken the world by storm lately, Check Point Research discovered a large scale crypto-mining operation which had already infected over 6000 machines.

•
Banking Trojans Up 50 Percent Among Threat Actors:  Check Point’s latest Global Threat Index for June 2018, revealed the global impact of banking Trojans has increased by 50% during the past four months, with two Trojan malware families entering the Index’s top ten ‘most wanted’ ranking.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on July 25, 2018, at 8:30 AM EDT/5:30 AM PDT. To listen to the live webcast or replay, please visit the website www.checkpoint.com/ir.

Third Quarter Investor Conference Participation Schedule:

•	Oppenheimer 21st Annual Technology Conference August 7, 2018 – Boston, MA
•	KeyBanc Capital Markets 20th Annual Global Technology Leadership Forum August 13, 2018 – Vail, CO
•	Citi 2018 Global Technology Conference September 5, 2018 – New York, NY
•	Deutsche Bank 2018 Technology Conference September 12-13, 2018 – Las Vegas, NV (Meetings Only)

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Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2018 Check Point Software Technologies Ltd. All rights reserved

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including the Check Point Infinity architecture, and our participation in investor conferences during the third quarter of 2018.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2018. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
 In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share and adjusted cash flow from operations, which are adjustments from results based on GAAP to exclude or include certain items. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations, liquidity and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$125,666	$138,288	$243,805	$264,614
Security subscriptions	132,076	117,947	259,327	230,011
Total revenues from products and security subscriptions	257,742	256,235	503,132	494,625
Software updates and maintenance	210,028	202,338	416,964	399,398
Total revenues	467,770	458,573	920,096	894,023

Operating expenses:
Cost of products and licenses	21,595	26,207	40,973	50,093
Cost of security subscriptions	4,085	5,349	7,726	9,429
Total cost of products and security subscriptions	25,680	31,556	48,699	59,522
Cost of Software updates and maintenance	22,381	21,291	43,058	42,076
Amortization of technology	546	546	1,092	1,092
Total cost of revenues	48,607	53,393	92,849	102,690

Research and development	50,289	46,368	103,652	92,460
Selling and marketing	124,493	114,681	244,251	220,868
General and administrative	20,421	22,489	41,959	45,533
Total operating expenses	243,810	236,931	482,711	461,551

Operating income	223,960	221,642	437,385	432,472
Financial income, net	16,415	11,311	31,275	21,679
Income before taxes on income	240,375	232,953	468,660	454,151
Taxes on income	42,689	44,591	83,834	83,238
Net income	$197,686	$188,362	$384,826	$370,913

Basic earnings per share	$1.26	$1.15	$2.44	$2.26
Number of shares used in computing basic earnings per share	156,982	163,328	157,571	164,197

Diluted earnings per share	$1.24	$1.12	$2.40	$2.21
Number of shares used in computing diluted earnings per share	159,669	167,685	160,674	168,090

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
 SELECTED FINANCIAL METRICS

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$467,770	$458,573	$920,096	$894,023
Non-GAAP operating income	247,123	248,279	486,121	481,443
Non-GAAP net income	218,183	212,006	428,074	413,506
Diluted Non-GAAP Earnings per share	$1.37	$1.26	$2.67	$2.46
Number of shares used in computing diluted Non-GAAP earnings per share	159,669	167,685	160,674	168,090

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$223,960	$221,642	$437,385	$432,472
Stock-based compensation (1)	20,827	23,378	43,141	42,453
Amortization of intangible assets and acquisition related expenses (2)	2,336	3,259	5,595	6,518
Non-GAAP operating income	$247,123	$248,279	$486,121	$481,443

GAAP net income	$197,686	$188,362	$384,826	$370,913
Stock-based compensation (1)	20,827	23,378	43,141	42,453
Amortization of intangible assets and acquisition related expenses (2)	2,336	3,259	5,595	6,518
Taxes on the above items (3)	(2,666)	(2,993)	(5,488)	(6,378)
Non-GAAP net income	$218,183	$212,006	$428,074	$413,506

Diluted GAAP Earnings per share	$1.24	$1.12	$2.40	$2.21
Stock-based compensation (1)	0.13	0.14	0.27	0.24
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.04	0.04
Taxes on the above items (3)	(0.02)	(0.02)	(0.04)	(0.03)
Diluted Non-GAAP Earnings per share	$1.37	$1.26	$2.67	$2.46

Number of shares used in computing diluted Non-GAAP earnings per share	159,669	167,685	160,674	168,090

(1) Stock-based compensation:
Cost of products and licenses	$39	$23	$76	$39
Cost of software updates and maintenance	851	675	1,537	1,232
Research and development	4,212	3,913	8,248	7,598
Selling and marketing	4,448	5,732	9,738	8,464
General and administrative	11,277	13,035	23,542	25,120
	20,827	23,378	43,141	42,453

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	546	546	1,092	1,092
Research and development	974	1,897	2,871	3,794
Selling and marketing	816	816	1,632	1,632
	2,336	3,259	5,595	6,518
(3) Taxes on the above items	(2,666)	(2,993)	(5,488)	(6,378)

Total, net	$20,497	$23,644	$43,248	$42,593

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS
	June 30,	December 31,
	2018	2017
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$236,270	$245,014
Marketable securities and short-term deposits	1,445,521	1,165,716
Trade receivables, net	325,560	472,223
Prepaid expenses and other current assets	50,012	81,478
Total current assets	2,057,363	1,964,431

Long-term assets:
Marketable securities	2,359,914	2,437,315
Property and equipment, net	79,174	77,767
Deferred tax asset, net	113,477	119,431
Goodwill and other intangible assets, net	828,527	830,407
Other assets	54,632	33,575
Total long-term assets	3,435,724	3,498,495

Total assets	$5,493,087	$5,462,926

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$855,979	$878,287
Trade payables and other accrued liabilities	345,934	328,638
Total current liabilities	1,201,913	1,206,925

Long-term liabilities:
Long-term deferred revenues	302,470	308,286
Income tax accrual	352,197	337,453
Accrued severance pay	9,643	10,139
	664,310	655,878

Total liabilities	1,866,223	1,862,803

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,399,433	1,305,130
Treasury shares at cost	(6,344,203)	(5,893,182)
Accumulated other comprehensive loss	(36,118)	(15,634)
Retained earnings	8,606,978	8,203,035
Total shareholders’ equity	3,626,864	3,600,123

Total liabilities and shareholders’ equity	$5,493,087	$5,462,926
Total cash and cash equivalents, marketable securities and short-term deposits	$4,041,705	$3,848,045

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$197,686	$188,362	$384,826	$370,913
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of property and equipment	4,144	3,017	8,032	5,998
Amortization of intangible assets	940	940	1,880	1,880
Stock-based compensation	20,827	23,378	43,141	42,453
Realized loss on marketable securities	87	68	89	143
Decrease (increase) in trade and other receivables, net	341	(49,248)	181,736	141,934
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	(12,013)	44,147	7,194	(8,606)
Deferred income taxes, net	1,096	15,632	5,043	26,994
Net cash provided by operating activities	213,108	226,296	631,941	581,709

Cash flow from investing activities:

Investment in property and equipment	(4,767)	(6,122)	(9,439)	(14,075)
Net cash used in investing activities	(4,767)	(6,122)	(9,439)	(14,075)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	79,152	39,324	99,097	63,706
Purchase of treasury shares	(249,549)	(247,987)	(498,957)	(495,849)
Payments related to shares withheld for taxes	(3,124)	(3,855)	(3,423)	(4,064)
Net cash used in financing activities	(173,521)	(212,518)	(403,283)	(436,207)

Unrealized gain (loss) on marketable securities, net	(2,169)	1,991	(25,559)	5,955

Increase in cash and cash equivalents, marketable securities and short term deposits	32,651	9,647	193,660	137,382

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	4,009,054	3,796,759	3,848,045	3,669,024

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,041,705	$3,806,406	$4,041,705	$3,806,406

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
July 25, 2018		Chief Financial Officer & Chief Operating Officer

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